March __, 2010

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Cole:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 172 to its registration statement, filed on behalf of its series, the Jensen Value Fund (the “Fund”).  PEA No. 172 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 14, 2010 for the purpose of adding the Fund as a new series to the Trust.  The Registrant is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, the Trust has attached hereto as Appendix A the applicable sections of the Prospectus, showing the revisions made pursuant to the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Cover Page

Comment 1:
Please remove the text below the investment adviser’s logo reading “Jensen Investment Management®” and “Investment Adviser to the Jensen Value Fund” from the cover page of the prospectus, as this is not information required by Item 1 of Form N-1A.

Response:
The Trust responds by making the requested revisions.  The Trust also notes supplementally that text reading “Uncompromising Quality” will be added to the cover page, as allowed by the Instruction to Item 1(a) of Form N-1A.

Prospectus – Summary Section – Fees and Expenses of the Fund (both share classes)

Comment 2:
Please delete the phrase “and Voluntary Service Provider” from the last line item in the table.  Please also remove the word “Less” from the second-to-last line item showing the effect of the contractual fee waiver/expense reimbursement, and do not indent the line item.

Response:	The Trust responds by making the requested revisions.

Prospectus – Summary Section – Fees and Expenses of the Fund (Class I shares only)

Comment 3:	Please delete the separate line item for the “Shareholder Servicing Fees” and include the fee as a sub-item under “Other Expenses.”

Response:
The Trust respectfully declines to make the suggested revision, noting that Instruction 3(b) to Item 3 of Form N-1A allows for any distribution or similar expenses other than pursuant to a rule 12b-1 plan to be included as either an appropriate caption or as a sub-caption under “Other Expenses.”

Comment 4:	Please delete footnote (1) to the table as this is not required disclosure under Item 3 of Form N-1A.

Response:	The Trust responds by making the requested revision.

Prospectus – Summary Section - Principal Investment Strategies (both share classes)

Comment 5:
Please expand the discussion in the “Principal Investment Strategies” section to explain in more specific detail the types of equity securities in which the Fund may invest, including, but not limited to, the Fund’s ability to invest in convertible preferred stock, convertible debt securities and foreign securities.

Response:	The Trust responds by adding types of equity securities the Fund may invest to this section, as shown in Appendix A attached hereto.

Comment 6:
Please expand discussion in the “Principal Investment Strategies” section to explain in more specific detail the quantitative and fundamental factors the investment adviser considers when “applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles.”

Response:	The Trust responds by adding more specific quantitative and fundamental factors disclosure to this section, as shown in Appendix A attached hereto.

Comment 7:	Please clarify whether the Fund considers itself to be a small-cap fund, given its restriction on investing in companies with market capitalizations of $1 billion or more.

Response:
The Trust responds by stating supplementally that the Fund is not considered to be a small-cap fund, as there is no upper constraint on the size of market capitalization, which allows the Fund to invest in companies that may be considered small-cap, mid-cap or large-cap.

Comment 8:	Please discuss any strategy the investment adviser utilizes which may result in high portfolio turnover.

Response:	The Trust responds by adding disclosure to this section discussing the Fund’s strategy that may result in high portfolio turnover, as shown in Appendix A attached hereto.

Comment 9:	Please state supplementally whether the Fund will concentrate its assets in any particular sector or industry.

Response:	The Trust responds by stating supplementally that the Fund does not intend to concentrate its assets in any particular sector or industry.

Comment 10:	Please add disclosure to the Summary Section with respect to the Fund’s ability to invest in cash and cash equivalents as a principal investment strategy.

Response:	The Trust responds by stating the Fund does not intend to invest in cash and cash equivalents as a principal strategy of the Fund.

Prospectus – Summary Section – Principal Risks (both share classes)

Comment 11:
To the extent that the Fund will invest in master limited partnerships, convertible debt securities, convertible preferred stock and/or foreign securities as a principal investment strategy, please include disclosure with respect to these types of investments in the “Principal Investment Strategies” section, along with related risk disclosure.

Response:	The Trust responds by adding risk disclosure to the Principal Risk section, as shown in Appendix A attached hereto.

Comment 12:	Please add to this section a discussion of risks related to market capitalization.

Response:	The Trust responds by adding risk disclosure to the Principal Risk section, as shown in Appendix A attached hereto.

Prospectus – Summary Section – Management (both share classes)

Comment 13:
With respect to disclosure of the Fund’s portfolio managers, please only include dates for which the portfolio managers have served the Fund (i.e., since its inception), as dates relating to the portfolio managers’ employment with the investment adviser is not required by Item 5 of Form N-1A.

Response:	The Trust responds by revising the portfolio managers section, as shown in Appendix A attached hereto.

Prospectus – Investment Objective, Principal Investment Strategies and Principal Risks

Comment 14:	Please provide specific details of the investment process used by the Adviser in managing the Fund.

Response:	The Trust responds by adding more specific quantitative and fundamental factors disclosure to this section, as shown in Appendix A attached hereto.

Prospectus – Management of the Fund – Prior Performance of Similar Accounts

Comment 15:	Please add a caption to the total returns table in this section to clarify that the returns shown are those of the Adviser’s private accounts, and not the Fund.

Response:	The Trust responds by revising the caption directly above the total returns table in this section, as shown in Appendix A attached hereto.

Prospectus – Shareholder Service Information – Fair Value Pricing

Comment 16:	Please add a discussion of fair valuation of foreign securities to this section.

Response:	The Trust responds by adding the foreign securities disclosure to this section, as shown in Appendix A attached hereto.

Prospectus – Shareholder Service Information – How to Redeem Shares – Market Timing

Comment 17:
Please delete the following statement from this section, as it is not applicable to the Fund: “In addition, the Fund invests primarily in large capitalization “blue chip” companies and mid-capitalization companies that historically have not exhibited the high level of short-term volatility usually sought by market-timing investors.”

Response:	The Trust responds by making the requested revision.

Prospectus – Notice of Privacy Policy

Comment 18:	Please remove the statement “This page is not a part of the Prospectus” from this page.

Response:	The Trust responds by making the requested revision.

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers

Appendix A

Jensen Value Fund
Prospectus, Pages 2 (Class J Shares) and 8 (Class I Shares) - revisions per Comments 5, 6 and 8 shown in italic text:

PRINCIPAL INVESTMENT STRATEGIES

To achieve its objective, the Fund invests in equity securities of companies that satisfy the investment criteria described below.  These companies are selected from a universe of companies that have produced long-term records of persistently high returns on shareholder equity.  In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a “return on equity” of 15% or greater in each of the last 10 years.  Equity securities in which the Fund may invest as a principal strategy consist primarily of common stocks of U.S. companies, but may also include convertible preferred stock and convertible debt securities, securities of foreign companies and American depositary receipts (“ADRs”) that are traded on a U.S. stock exchange.

The Fund’s investment strategy is based on applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles.  Underpinnings of the Adviser’s investment philosophy are embedded in academic research, the Adviser’s history as an investor, and extensive back-testing of the investment universe.  The qualifying universe and the factors derived from the back-testing focus upon the long-term, past results of the businesses and the expected long-term future results of their stocks.  The factors employed reflect the consistency of a business’s performance, its operating efficiency and the valuation of its stock.

The Fund will sell an investment when the Adviser’s quarterly screening and ranking of all qualifying companies indicates that the company has dropped from the top third of the Fund’s investment universe, subject to the portfolio’s optimization to the Russell 3000 Value Index.  A company will also be sold if its fundamentals deteriorate, lowering its Return on Equity below 15%, indicating a loss of competitive advantage.

The Fund strives to be fully invested at all times in publicly traded common stocks and other eligible equity securities issued by companies that meet the investment criteria described in this Prospectus.  The Adviser may from time to time engage in active trading of the Fund’s portfolio investments to achieve the Fund’s investment objective.

PRINCIPAL RISKS OF INVESTING IN THE FUND

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take.  Remember, in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in this Fund are:

▪	New Fund Risk
There can be no assurance that the Fund will grow to or maintain an economically viable size.

▪	Stock Market Risk
The market value of stocks held by the Fund may decline over a short, or even an extended period of time, resulting in a decrease in the value of a shareholder’s investment.

▪	Management Risk
The quantitative process used by the Adviser to select securities for the Fund’s investment portfolio may not prove effective in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund’s investment objective will be achieved.

Appendix A

Jensen Value Fund
Prospectus, Pages 3 (Class J Shares) and 7 (Class I Shares) - revisions per Comments 11, 12 and 13 shown in italic text:

PRINCIPAL RISKS OF INVESTING IN THE FUND
Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take.  Remember, in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The principal risks of investing in this Fund are:

▪	New Fund Risk
There can be no assurance that the Fund will grow to or maintain an economically viable size.

▪	Stock Market Risk
The market value of stocks held by the Fund may decline over a short, or even an extended period of time, resulting in a decrease in the value of a shareholder’s investment.

▪	Management Risk
The quantitative process used by the Adviser to select securities for the Fund’s investment portfolio may not prove effective in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund’s investment objective will be achieved.

§	Company and Sector Risk

The Fund’s investment strategy requires that a company selected for investment by the Fund must have attained, among other criteria, a return on equity of at least 15% per year for each of the prior 10 years.  Because of the relatively limited number of companies that have achieved this strong level of consistent, long term business performance, the Fund at times is prohibited from investing in certain companies and sectors that may be experiencing a shorter-term period of robust earnings growth. As a result, the Fund’s performance may trail the overall market over a short or extended period of time compared to what its performance may have been if the Fund was able to invest in such rapidly growing, non-qualifying companies.

§	Preferred Stock Risk
Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.

§	Convertible Securities Risk
A convertible security is a fixed-income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

§	Foreign Securities Risk
Foreign securities and ADRs are subject to risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices, including fluctuations in foreign currencies.

§	Large-Cap Company Risk
Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors.  Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

Appendix A

§	Small-and Mid-Cap Company Risk
The securities of small-cap and mid-cap companies may be more volatile and less liquid than the securities of large-cap companies.

§	Portfolio Turnover Risk
The Fund may trade actively and therefore experience a portfolio turnover rate of over 100%.  High portfolio turnover is likely to lead to increased Fund expenses, including brokerage commissions and other transaction costs.  A high portfolio turnover rate may also result in more short-term capital gains taxable to shareholders as ordinary income.  High portfolio turnover, as a result, may lead to lower investment returns.

Investment Suitability
The Fund is designed for long-term investors who are willing to accept short-term market price fluctuations.

PERFORMANCE

Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

MANAGEMENT

Investment Adviser
Jensen Investment Management, Inc. is the Fund’s investment adviser.

Portfolio Managers
The Fund is managed by the Adviser’s investment committee, which is composed of: Robert F. Zagunis, chairman of the investment committee, and Vice President and Principal of the Adviser; Robert G. Millen, Vice President, Principal and Chairman of the Adviser; Eric H. Schoenstein, Director of Business Analysis, Vice President and Principal of the Adviser; Robert D. McIver, President and Principal of the Adviser; and Kurt M. Havnaer, Business Analyst of the Adviser.  Each member of the investment committee has served as a portfolio manager of the Fund since its inception in March 2010.

Appendix A

Jensen Value Fund
Prospectus, Page 9 - revisions per Comment 14 shown in italic text:

FINANCIAL HIGHLIGHTS

Because the Fund has recently commenced operations, there are no financial highlights available at this time.

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT
STRATEGIES AND PRINCIPAL RISKS

INVESTMENT OBJECTIVE

The Fund’s investment objective is long-term capital appreciation.  The Fund’s investment objective is not a fundamental policy and may be changed by the Board of Trustees without shareholder approval upon 60 days’ written notice.

PRINCIPAL INVESTMENT STRATEGIES

The Fund’s approach to investing focuses on those companies with a record of achieving a high level of business performance over the long term and which are, in the opinion of the Adviser, well positioned to continue to do so.

Investment Process
To achieve the Fund’s objective of long-term capital appreciation, the Fund invests primarily in the common stocks of companies selected according to the specific criteria established by the Adviser and described more fully below.

The Adviser selects investments for the Fund from a universe of companies that have produced long-term records of persistently high returns on shareholder equity.  The Fund’s investment strategy is based on applying quantitative factors to this select universe of companies that are rooted in fundamentally-based investment principles.  Underpinnings of the philosophy are embedded in academic research, the Adviser’s history as an investor and extensive back-testing of the Fund’s investment universe.  The qualifying universe and the factors derived from the back-testing focus upon the long-term, past results of the businesses and the expected long-term future results of their stocks.

The Fund’s strategy employs a multi-step process that defines the Fund’s investable universe of high-quality companies by seeking from the universe of all U.S. companies with a market capitalization of $1 billion or more only those companies that have demonstrated strong business performance in each of the last ten years, as evidenced by a “return on equity” of 15% or greater in each year.  The Adviser then applies a multi-factor model on a quarterly basis, with the greatest emphasis being placed upon valuation, leading to a ranking of all universe companies.  Factors utilized are based upon business fundamentals, not technical characteristics or price momentum.  The factors employed reflect the consistency of a business’s performance, its operating efficiency and the valuation of its stock.

The Fund invests in companies from the most highly ranked third of the investment universe derived from this quantitative process, subject to optimization.  Conversely, the Fund sells a security if the company drops from the top third of the Fund’s investment universe, subject to optimization.  The decisions to buy and sell securities are based on the quarterly process of screening and ranking all qualifying companies, subject to the top third’s optimization to the Russell 3000 Value Index.  A company will also be sold if its fundamentals deteriorate, lowering its Return on Equity below 15%, indicating a loss of competitive advantage.

Appendix A

Jensen Value Fund
Prospectus, Page 14 – revisions per Comment 15 shown in italic text:

PRIOR PERFORMANCE OF SIMILAR ACCOUNTS

The Fund recently commenced operations and, as a result, has no prior performance history.  The table below provides some indication of the risks of investing in the Fund by showing changes in the performance of the Jensen Value Equity Composite (the “Composite”) and by comparing its performance with a broad measure of market performance.  The performance shown is the performance of all the Adviser’s fully discretionary private accounts managed using investment strategies that are substantially similar to the investment strategies that the Adviser uses to manage the Fund.  The Composite has been managed by the Fund’s portfolio managers since its inception in January, 2008.  The Fund’s performance may not correspond with the performance of the discretionary private account comprising the Composite.  The Account included in the Composite has substantially similar investment objectives, policies and strategies to those of the Fund.

The Composite returns were prepared by the Adviser.  The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the account, and includes reinvested dividends.  The private account comprising the Composite is subject to a lower management fee than is paid by the Fund.  If the private account comprising the Composite had been subject to the same fees and expenses as the Fund, the performance of the Composite would have been lower.  You should note that once the Fund has a performance history, it will compute and disclose its average annual total return using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composite.  The performance of the Composite may have been lower had it been calculated using the standard formula promulgated by the SEC.  The private account comprising the Composite is not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended.  Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of the Composite.  Past performance of the Composite is not necessarily indicative of the Fund’s future results.

The performance data set forth below is for the Composite and is not the performance results of the Fund.  This performance data should not be considered indicative of the Fund’s future performance.

Average Annual Total Returns of the Jensen Value Equity Composite for the Periods Ending December 31, 2009

	One Year	Since Inception January 1, 2008
Composite	35.01%	5.57%
Russell 3000 Value Index	19.76%	-12.62%

Appendix A

Jensen Value Fund
Prospectus, Page 16 – revisions per Comment 16 shown in italic text:

SHAREHOLDER SERVICE INFORMATION

PRICING OF FUND SHARES

The price of each class of Fund shares is its net asset value (“NAV”) per share.  The NAV of each class of shares is calculated at the close of regular trading hours of the NYSE (generally 4:00 p.m., Eastern time) each day the NYSE is open.  Your purchase and redemption requests are priced at the next NAV calculated after receipt of a properly completed purchase or redemption order.  The NAV per share for each class is calculated by dividing the total value of the Fund’s securities and other assets that are allocated to the class, less the liabilities allocated to that class, by the total number of shares outstanding for the class.

The Fund uses the following methods to value securities held in its portfolio:

▪
Securities listed on the U.S. stock exchanges, including the NYSE and the NASDAQ are valued at the last sale price on such market, or if such a price is lacking for the trading period immediately preceding the time of determination, such securities are valued at their current bid price;

▪	Securities that are traded in the over-the-counter market are valued at their current bid price;
▪	Short-term money market securities maturing within 60 days are valued on the amortized cost basis; and
▪	Securities for which market quotations are not readily available shall be valued at their fair value as determined in good faith by or under the direction of the Board of Trustees.

The market value of the securities in the Fund’s portfolio changes daily and the NAV of each class of Fund shares changes accordingly.

FAIR VALUE PRICING

The Fund normally invests in common stock of domestic issuers listed on U.S. stock exchanges, including the NYSE or the NASDAQ, the substantial majority of which are mid capitalization, liquid securities. Nonetheless, these securities may at times not have market quotations readily available, including, but not limited to, such instances where the market quotation for a security has become stale, sales of a security have been infrequent, or where there is a thin market in the security.  To address these situations, the Board of Trustees has adopted and approved a fair value pricing policy for the Fund.  When a security is fair valued, it is priced at the amount that the owner of the security might reasonably expect to receive upon its current sale.

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time the Fund’s NAV is calculated (such as a significant surge or decline in the U.S. or other markets), often will result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day.  If such events occur, the Fund will value foreign securities at fair value, taking into account such events, in calculating the NAV.

Because fair value pricing is subjective in nature, there can be no assurance that the Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.  There can be significant deviations between a fair value price at which a portfolio security is being carried and the price at which it is purchased or sold.  Furthermore, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued using market quotations.

The Board of Trustees reviews the fair value pricing policy periodically.  See the SAI for more information about the pricing of the Fund’s shares.